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                   [LETTERHEAD OF UNION PACIFIC CORPORATION]

                                                                October 12, 1994

Mr. Robert D. Krebs
Chairman, President and CEO
Santa Fe Pacific Corporation
1700 East Golf Road
Schaumburg, IL 60173

Dear Rob:

  We are encouraged by your October 11 response indicating a willingness to consider our analysis of regulatory matters relating to our proposed transaction. We will provide materials and would welcome the opportunity, in accordance with your existing merger agreement, to sit down with you and your advisors to address your concerns.

  We will be in contact with you shortly to arrange the delivery of materials.

                                          Sincerely,

                                          /s/ Drew

DL/ss

cc: Board of Directors
  Santa Fe Pacific Corporation

                                      ART